UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: August 20, 2009

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
          Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X               Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

1.	CEMEX, S.A.B. DE C.V. (NYSE: CX) Notice of Extraordinary General Shareholders Meeting, dated August 13, 2009

2.
Press release, dated August 14, 2009, announcing that the Board of Directors of CEMEX, S.A.B. de C.V. (NYSE: CX) resolved to call an Extraordinary General Shareholders Meeting to be held on September 4, 2009

3.	Depositary’s Notice of Extraordinary General Shareholders Meeting of CEMEX, S.A.B. de C.V. (NYSE: CX)

4.	Voting Instruction

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	August 20, 2009	By:	/s/ Ramiro G. Villarreal
Name: Ramiro G. Villarreal
Title: General Counsel

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	CEMEX, S.A.B. DE C.V. (NYSE: CX) Notice of Extraordinary General Shareholders Meeting, dated August 13, 2009

2.
Press release, dated August 14, 2009, announcing that the Board of Directors of CEMEX, S.A.B. de C.V. (NYSE: CX) resolved to call an Extraordinary General Shareholders Meeting to be held on September 4, 2009

3.	Depositary’s Notice of Extraordinary General Shareholders Meeting of CEMEX, S.A.B. de C.V. (NYSE: CX)

4.	Voting Instruction